99.(a)(xiii)


                      [AUDIOVOX LETTERHEAD]


FOR IMMEDIATE RELEASE                       Michael Stoehr
                                            Audiovox Corporation
                                            (516) 231-7750

                                            Joseph Kist
                                            Edelman Financial
                                            (212) 704-8239

     AUDIOVOX EXTENDS ITS OFFER TO EXCHANGE 6 1/4% CONVERTIBLE
                     SUBORDINATED DEBENTURES


          HAUPPAUGE, New York, November 5, 1996 -- Audiovox Corporation (AMEX: VOX) today announced that it has extended its Exchange Offer for its $65 million outstanding of 6 1/4% Convertible Subordinated Debentures due 2001 for Class A Common Stock from November 19, 1996 to November 25, 1996. The Company has offered to exchange of 165 shares of Common Stock for each $1,000 principal amount of the Debentures.

          The Exchange Offer is subject to certain conditions including, among others, approval by the shareholders of the Company at a special shareholders' meeting now rescheduled to be held at 10:00 A.M. (New York City time) on November 25, 1996. ACCORDINGLY, THE EXPIRATION DATE OF THE EXCHANGE OFFER HAS BEEN EXTENDED FROM 5:00 P.M. (NEW YORK CITY TIME) ON NOVEMBER 19, 1996 TO 5:00 P.M. (NEW YORK CITY TIME) ON NOVEMBER 25, 1996. The Company may extend further the expiration date of the Exchange Offer, such extension to be followed by a press release. All of the other terms of the Exchange Offer remain unchanged.

          John J. Shalam, majority shareholder, has indicated he will vote his shares in favor of the Offer.

          The Company reiterated that it believes that the Exchange Offer is an important part of Audiovox's long-term strategy to improve financial strength and meet growth objectives. The Company further stated that regardless of the outcome of the offering, it believes the Company remains well-positioned financially, operationally and strategically to grow.

          As a result of the accounting treatment of this transaction, if the transaction is consummated, the Company could report a substantial non-cash charge to its income statement and an increase to its paid-in-capital to its balance sheet.

          This press release shall not constitute an offer to sell, exchange or redeem or the solicitation of an offer to buy, exchange or redeem, or the solicitation of a proxy, nor shall there be any exchange of these securities in any state in which such offer or solicitation would be unlawful prior to registration or qualification under the securities laws of any such state. The Exchange Offer may be made only by means of an offering circular, and the solicitation of proxies may only be made by means of a definitive proxy statement.

          Audiovox Corporation markets cellular telephones and accessories, automotive aftermarket sound and security equipment, as well as other aftermarket automotive accessories.

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